SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F      x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No     x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·
Announcement relating to
dividend No. 77, dated August
25, 2006
·
Announcement relating to the
results of the annual general
meeting, dated August 25, 2006

Notice is hereby given that an annual ordinary dividend at the rate of 120c per N ordinary share and 24c per unlisted A ordinary share has been approved by the shareholders at the annual general meeting held on 25 August 2006.
In compliance with the requirements of STRATE the following dates are applicable:
2006
• Last day to trade cum dividend Friday 1 September
• Securities start trading ex-dividend Monday 4 September
• Record date Friday 8 September
• Payment date Monday 11 September
The dividend is declared and paid in the currency of the Republic of South Africa.
Share certificates may not be dematerialised or re-materialised between Monday 4 September
2006 and Friday 8 September 2006, both dates inclusive.
By order of the board
GM Coetzee
Secretary
25 August 2006
Transfer Secretaries:
Registered office:
Link Market Services (Proprietary) Limited Naspers Centre
Registration number 2000/007239/07 40 Heerengracht
11 Diagonal Street Cape Town 8001
Johannesburg (PO Box 2271
(PO Box 4844, Johannesburg, 2000) Cape Town 8000)
Republic of South Africa Republic of South Africa
NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
DIVIDEND NUMBER 77

Naspers Limited
(Incorporated in the Republic of South Africa)
Registration number 1925/001431/06
Share code: NPN
ISIN: ZAE000015889
("Naspers")
REPORT ON PROCEEDINGS AT ANNUAL GENERAL MEETING
At the 2006 annual general meeting of the shareholders of Naspers held on 25
August 2006, the requisite majority of shareholders approved all the ordinary resolutions and special resolutions proposed at the meeting. The special resolutions will be lodged with the Registrar of Companies for registration.
CAPE TOWN
25 August 2006
Sponsor
INVESTEC BANK

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: August 25, 2006 by
Name: Stephan J. Z. Pacak
Title: Director